

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 15, 2010

Mr. Brian R. Jones
Chief Financial Officer
CKX Lands, Inc.
700 Pujo Street, Suite 200
Lake Charles, LA 70601

> **Re: CKX Lands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Amendment filed January 6, 2010**
> **File No. 1-31905**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief